# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TPG Inc., CIK 0001880661
CUSIP: 872657101
Title of class of securities: Class A Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102
Date of event which requires filing of this statement: 08/18/2025
Amends the filing with accession number 0001193125-23-269458
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Jennifer L. Chu, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, 817-871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 225,077,574; sole dispositive power 0; shared dispositive power 225,077,574; aggregate amount beneficially owned 225,077,574 (60.6% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above assumes that there is a total of 371,265,314 shares of Class A Common Stock (as defined below) outstanding, which is the sum of the (i) 141,034,700 shares of Class A Common Stock outstanding as of August 4, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the Securities and Exchange Commission (the "Commission") on August 6, 2025, (ii) 5,153,040 shares of Class A Common Stock issued in connection with the Q3 2025 Exchange (as defined below), and (iii) 225,077,574 shares of Class A Common Stock issuable upon exchange of 225,077,574 Common Units (as defined below) and the cancellation of a corresponding number of shares of Class B Common Stock (as defined below).
- Coulter James G. (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 2,270,886; shared voting power 225,077,574; sole dispositive power 2,270,886; shared dispositive power 225,077,574; aggregate amount beneficially owned 227,348,460 (61.2% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above assumes that there is a total of 371,265,314 shares of Class A Common Stock outstanding, which is the sum of the (i) 141,034,700 shares of Class A Common Stock outstanding as of August 4, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 6, 2025, (ii) 5,153,040 shares of Class A Common Stock issued in connection with the Q3 2025 Exchange, and (iii) 225,077,574 shares of Class A Common Stock issuable upon exchange of 225,077,574 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.
- Winkelried Jon (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 682,757; shared voting power 225,077,574; sole dispositive power 682,757; shared dispositive power 225,077,574; aggregate amount beneficially owned 225,760,331 (60.8% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above assumes that there is a total of 371,265,314 shares of Class A Common Stock outstanding, which is the sum of the (i) 141,034,700 shares of Class A Common Stock outstanding as of August 4, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 6, 2025, (ii) 5,153,040 shares of Class A Common Stock issued in connection with the Q3 2025 Exchange, and (iii) 225,077,574 shares of Class A Common Stock issuable upon exchange of 225,077,574 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.001 par value per share
Name of issuer: TPG Inc.
Address of issuer's principal executive offices: 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102
Comment: This Amendment No. 7 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons on November 2, 2023, as amended and supplemented by Amendment No. 1 filed on December 4, 2023, Amendment No. 2 filed on February 28, 2024, Amendment No. 3 filed on March 4, 2024, Amendment No. 4 filed on November 18, 2024, Amendment No. 5 filed on February 25, 2025 and Amendment No. 6 filed on May 22, 2025 (as so amended, the "Original Schedule 13D" and, as amended and supplemented by this Amendment, the "Schedule 13D"), with respect to the shares of Class A Common Stock. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
This Amendment amends and restates the second through fifth paragraphs of Item 2 of the Original Schedule 13D in their entirety as set forth below:

"TPG GP A is the managing member of each of (i) TPG Group Holdings (SBS) Advisors, LLC, a Delaware limited liability company, and (ii) Alabama Investments (Parallel) GP, LLC, a Delaware limited liability company. TPG Group Holdings (SBS) Advisors, LLC is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership, which directly holds 177,872,720 shares of Class B common stock, $0.001 par value per share ("Class B Common Stock"), of the Issuer.

Alabama Investments (Parallel) GP, LLC is the general partner of each of (i) Alabama Investments (Parallel), LP, a Delaware limited partnership that directly holds 40,030,024 Common Units and a corresponding number of shares of Class B Common Stock, (ii) Alabama Investments (Parallel) Founder A, LP, a Delaware limited partnership that directly holds 752,500 Common Units and a corresponding number of shares of Class B Common Stock, and (iii) Alabama Investments (Parallel) Founder G, LP, a Delaware limited partnership (together with Alabama Investments (Parallel), LP and Alabama Investments (Parallel) Founder A, LP, the "API Entities") that directly holds 1,050,000 Common Units and a corresponding number of shares of Class B Common Stock.

The Peppertree Holders (as defined below) directly hold an aggregate of 5,372,330 Common Units and an equal number of shares of Class B Common Stock. As a result of the agreements entered into by the Peppertree Holders, TPG GP A may be deemed to be the beneficial owner of the Common Units and shares of Class B Common Stock directly held by the Peppertree Holders.

Excluding the securities beneficially owned by TPG Group Holdings (SBS), L.P., the API Entities and the Peppertree Holders, Mr. Coulter beneficially owns directly or indirectly 2,270,886 shares of Class A Common Stock, and Mr. Winkelried beneficially owns directly or indirectly 682,757 shares of Class A Common Stock.

TPG GP A is owned by its members (collectively, the "Control Group"), whether directly or indirectly through entities owned or controlled by them. The Control Group is currently comprised of Messrs. Coulter, Winkelried, Davis and Sisitsky and makes decisions by a majority vote, subject to certain rights of Messrs. Coulter and Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may be deemed to be the beneficial owner of the Common Units and shares of Class B Common Stock beneficially owned by TPG GP A, TPG Group Holdings (SBS), L.P., the API Entities and the Peppertree Holders. Messrs. Coulter and Winkelried disclaim beneficial ownership of such securities except to the extent of their pecuniary interest therein."

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Original Schedule 13D by inserting the following before the penultimate paragraph:

"Peppertree Acquisition

On July 1, 2025, TPG completed its acquisition (the "Peppertree Acquisition") of the business of Peppertree Capital Management, Inc. ("Peppertree") for closing consideration that included 5,372,330 Common Units and an equal number of shares of Class B Common Stock. In addition, upon the satisfaction of certain fee-related revenue and fundraising targets by Peppertree, certain Peppertree parties will be entitled to an earnout payment of up to $300.0 million payable, at the Issuer's election and subject to certain limitations, in cash, Common Units (including an equal number of shares of Class B Common Stock) or a combination thereof. In connection with the Peppertree Acquisition, the Peppertree parties that became holders of Common Units (the "Peppertree Holders") (i) joined the Investor Rights Agreement and Exchange Agreement and therefore are entitled, subject to the terms of those agreements, to have their Common Units exchanged for cash from a substantially concurrent primary equity offering or, at the Issuer's option, shares of Class A Common Stock, and (ii) agreed that, until the Sunset, TPG GP A (or its designee) shall have the exclusive right (and be irrevocably appointed as proxy) to vote all shares of Class B Common Stock received as consideration in the Peppertree Acquisition on all matters submitted to the vote of the Issuer's stockholders.

August 2025 Charitable Donation

On August 14, 2025, Mr. Coulter made a bona fide gift of 200,000 shares of Class A Common Stock to a charitable organization for which no payment or consideration was received.

Q3 2025 Exchange

Pursuant to the Exchange Agreement, on August 19, 2025, 5,153,040 Common Units were ultimately distributed to certain partners of TPG Partner Holdings, L.P. and the API Entities in connection with the exchange by such partners of those Common Units for an equal number of shares of Class A Common Stock and the cancellation of an equal number of shares of Class B Common Stock (the "Q3 2025 Exchange")."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Amendment amends and restates the second paragraph of Item 5 of the Original Schedule 13D in its entirety as set forth below:

"(a)(b) The following sentence is based on a total of 371,265,314 shares of Class A Common Stock outstanding, which is the sum of the (i) 141,034,700 shares of Class A Common Stock outstanding as of August 4, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 6, 2025, (ii) 5,153,040 shares of Class A Common Stock issued in connection with the Q3 2025 Exchange, and (iii) 225,077,574 shares of Class A Common Stock issuable upon exchange of 225,077,574 Common Units and the cancellation of a corresponding number of shares of Class B Common Stock. Pursuant to Rule 13d-3 under the Act, TPG GP A may be deemed to beneficially own 225,077,574 shares of Class A Common Stock, which constitutes approximately 60.6% of the outstanding shares of Class A Common Stock; Mr. Coulter may be deemed to beneficially own 227,348,460 shares of Class A Common Stock, which constitutes approximately 61.2% of the outstanding shares of Class A Common Stock; and Mr. Winkelried may be deemed to beneficially own 225,760,331 shares of Class A Common Stock, which constitutes approximately 60.8% of the outstanding shares of Class A Common Stock."
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Amendment amends and supplements Item 6 of the Original Schedule 13D by inserting the following before the final paragraph:

"In addition to RSUs granted to the Issuer's executive officers as part of their annual compensation, including Mr. Coulter and Mr. Winkelried, as described in the Issuer's Proxy Statement on Schedule 14A for the year ending December 31, 2024, filed by the Issuer with the Commission on April 23, 2025, on July 29, 2025, the independent Compensation Committee of the Issuer's board of directors approved a long-term performance incentive award for Mr. Coulter (the "Award"). The Award is intended to incentivize Mr. Coulter to drive stockholder value in a manner that is aligned with stockholder interests, including by recognizing his role in the establishment of the Firm's Impact platform and incentivizing his continued leadership of the platform.

The Award was granted on August 19, 2025, and is a grant of 321,389 restricted stock units ("RSUs") and 482,083 performance stock units ("PRSUs") under the Issuer's Omnibus Equity Incentive Plan (the "Plan"). Each RSU and PRSU represents a contingent right to receive one share of Class A Common Stock when the applicable vesting conditions are satisfied. Provided that Mr. Coulter continues to provide services to the Issuer or its affiliates through the applicable service vesting date, (i) the RSUs are scheduled to vest 25% on each of July 15, 2026, 2027, 2028 and 2029 (each, an "RSU Vesting Date"), and (ii) the PRSUs are scheduled to service vest 20% on each of July 15, 2026, 2027, 2028, 2029 and 2030, and are only earned upon achievement of a stock price vesting condition that will be met when the 30-trading day volume weighted average trading price of a share of Class A Common Stock meets or exceeds certain stock price hurdles (each, a "Market Price Performance Hurdle"). 25% of each service vesting tranche of the PRSUs are eligible to be earned and vest following achievement of four Class A Common Stock prices: $90.98, $101.29, $110.99 and $121.30. These stock price hurdles represent premiums of 150%, 167%, 183% and 200% of the closing price of a share of Class A Common Stock on the date of grant. The Market Price Performance Hurdle for the PRSUs with respect to the 150% premium must be achieved by July 15, 2030, and the Market Price Performance Hurdle for the other PRSUs must be achieved by July 15, 2031 (the "Performance Periods"). If the applicable Market Price Performance Hurdle is not achieved during the applicable Performance Period, the applicable PRSUs will be forfeited. Vested RSUs will be settled promptly following the applicable RSU Vesting Date, any PRSUs that vest prior to July 15, 2030 will be settled promptly following July 15, 2030, and any PRSUs that vest after July 15, 2030 will be settled promptly following July 15, 2031, subject to accelerated settlement in the event of death or a termination of employment following a change in control of the Issuer (or upon a change in control if the Award is not assumed).

Upon Mr. Coulter's termination of service, any then unvested portion of the Award will be automatically forfeited; provided that in the case of an involuntary termination without cause, a resignation for good reason or termination due to death or disability, Mr. Coulter will receive credit for service vesting through the next scheduled service vesting date after his date of termination for both RSUs and PRSUs, and service-vested PRSUs (including those credited at termination) will remain eligible to vest if the applicable Market Price Performance Hurdle is achieved during the applicable Performance Period. For purposes of the RSUs and PRSUs, cause, good reason and disability have the meanings as set forth in Mr. Coulter's employment agreement. In the event of a change in control where the RSUs and PRSUs are not assumed, the performance condition for the PRSUs will be assessed based on the Class A Common Stock price at the change in control, and the RSUs and PRSUs will be deemed service vested. In the event of a change in control where the RSUs and PRSUs are assumed, the performance condition for the PRSUs will be assessed based on the Class A Common Stock price at the change in control and the RSUs and PRSUs will continue vesting on existing service vesting terms; provided that if Mr. Coulter is terminated without cause, resigns for good reason or is terminated due to death or disability within 12 months of the change in control, the RSUs and PRSUs will be deemed service vested.

The Award is subject to the Issuer's recoupment policy and, to the extent applicable, the Issuer's Dodd-Frank clawback policy. Dividend equivalents are paid on vested and unvested RSUs when the dividend occurs. Dividend equivalents accrue for vested and unvested PRSUs and are paid only if and when both the applicable service and performance vesting conditions are satisfied."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

"1 Agreement of Joint Filing by TPG Group Holdings (SBS) Advisors, Inc., TPG GP A, LLC, TPG Advisors VII, Inc., TPG Advisors VI, Inc., TPG Advisors VI-AIV, Inc., TPG Asia Advisors VI, Inc., David Bonderman, James G. Coulter, Jon Winkelried and Karl Peterson dated as of January 18, 2022 (incorporated herein by reference to Exhibit 1 to Amendment No. 4 to Schedule 13D filed by TPG GP A, LLC, David Bonderman, James G. Coulter and Jon Winkelried on January 18, 2022 with respect to the shares of common stock of Allogene Therapeutics, Inc.).

2. Transaction Agreement, dated May 14, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Commission on May 15, 2023).

3. Amendment No. 1 to Transaction Agreement, dated October 3, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.2 to the Issuer's Current Report on Form 8-K filed with the Commission on November 2, 2023).

4. Amendment No. 2 to Transaction Agreement, dated October 31, 2023, among TPG Inc., TPG Operating Group II, L.P., TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG Funds, L.P., AG Partner Investments, L.P., Alabama Investments (Parallel) Founder A L.P., Alabama Investments (Parallel) Founder G L.P., Alabama Investments (Parallel), LP, AG GP, LLC and Michael Gordon 2011 Revocable Trust (incorporated by reference to Exhibit 2.3 to the Issuer's Current Report on Form 8-K filed with the Commission on November 2, 2023).

5. Second Amended and Restated Limited Liability Company Agreement of TPG GP A, LLC, dated as of November 1, 2023, among TPG Inc. and the members of TPG GP A, LLC party thereto (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K, filed with the Commission on November 2, 2023).

6. Amended and Restated Exchange Agreement, dated as of November 1, 2023, among TPG Inc., TPG OpCo Holdings, L.P., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Commission on November 2, 2023).

7. Amended and Restated Investor Rights Agreement, dated as of November 1, 2023, among TPG Inc., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P., TPG Group Holdings (SBS), L.P., TPG New Holdings, LLC, TPG Partner Holdings, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Commission on November 2, 2023).

8. Seventh Amended and Restated Limited Partnership Agreement of TPG Operating Group II, L.P., dated as of November 1, 2023, among TPG Holdings II-A, LLC and the limited partners of TPG Operating Group II, L.P.

9. Amended and Restated Tax Receivable Agreement, dated as of November 1, 2023, among TPG Inc., TPG OpCo Holdings, L.P., TPG Operating Group I, L.P., TPG Operating Group II, L.P., TPG Operating Group III, L.P. and each of the other persons party thereto (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Commission on November 2, 2023).

10. Employment Agreement, dated as of December 15, 2021, among TPG Global, LLC, TPG Holdings, L.P., TPG Partner Holdings, L.P., TPG Group Advisors (Cayman), Inc. and Jon Winkelried (incorporated by reference to Exhibit 10.15 to the Issuer's Annual Report on Form 10-K, filed on March 29, 2022).

11. Underwriting Agreement, dated February 26, 2024 by and among TPG Inc., the underwriters listed in Schedule 1 thereto and the stockholders named in Schedule 2 thereto.

12. Form of Lock-Up Letter, by and among each of the selling stockholders listed in Schedule 2 to the Underwriting Agreement and the underwriters listed in Schedule 1 thereto (incorporated by reference to Exhibit A to Exhibit 11 to this Schedule 13D).

13. Employment Agreement, dated as of December 15, 2021, among TPG Global, LLC, TPG Holdings, L.P., TPG Partner Holdings, L.P., TPG Group Advisors (Cayman), Inc., TPG Partners, LLC and James G. Coulter (incorporated by reference to Exhibit 10.16 to the Issuer's Annual Report on Form 10-K, filed on March 29, 2022)."

## Signatures
- TPG GP A, LLC: /s/ Martin Davidson, Martin Davidson / Chief Accounting Officer (08/20/2025)
- Coulter James G.: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (08/20/2025)
- Winkelried Jon: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of Jon Winkelried (2) (08/20/2025)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).